Mail Stop 6010

December 6, 2006

Steven R. Carlson
Chief Executive Officer
Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, CA 90802

> **Re:** **Obagi Medical Products, Inc.**
> **Registration Statement on Form S-1, Amendment 4**
> **Filed December 1, 2006**
> **File No. 333-137272**

Dear Mr. Carlson:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Report of independent registered public accounting firm, page F-2

1. Please remove the prelude to the report regarding the stock split in the amendment for which you will request effectiveness and include an updated consent from your accountants.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to

our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark B. Weeks, Esq.
        Kevin T. Collins, Esq.
        Lora D. Blum, Esq.
        Heller Ehrman LLP
        275 Middlefield Road
        Menlo Park, California 94025